SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                     FORM 15

          Certification and Notice of Termination of Registration under
             Section 12(g) of the Securities Exchange Act of 1934 or
                    Suspension of Duty to file Reports Under
               Section 13 and 15(d) of the Securities Exchange Act
                                    of 1934.

                          Commission File Number 1-9148

                              The Pittston Company
             (Exact name of registrant as specified in its charter)

                                  P.O. Box 4229
                          1000 Virginia Center Parkway
                            Glen Allen, VA 23058-4229
               (Address, including zip code, and telephone number,
                      including area code, of registrant's
                          principal executive offices)

             Pittston Minerals Group Common Stock ($1.00 Par Value)
                Pittston BAX Group Common Stock ($1.00 Par Value)
        Pittston Minerals Group Rights to Purchase Series B Participating
                           Cumulative Preferred Stock
                 Pittston BAX Group Rights to Purchase Series D
                    Participating Cumulative Preferred Stock
            (Title of each class of securities covered by this Form)

           Pittston Brink's Group Common Stock ($1.00 Par Value) Pittston Brink's Group Rights to Purchase Series A Participating
                           Cumulative Preferred Stock
              (Titles of all other classes of securities for which
          a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) or designate the appropriate rule provision(s) relied upon to terminate or suspend duty by file reports:

     Rule 12g-4(a)(1)(i)     [ x ]    Rule 12h-3(b)(1)(ii)   [   ]
     Rule 12g-4(a)(1)(ii)    [   ]    Rule 12h-3(b)(2)(i)    [   ]
     Rule 12g-4(a)(2)(i)     [   ]    Rule 12h-3(b)(2)(ii)   [   ]
     Rule 12g-4(a)(2)(ii)    [   ]    Rule 15d-(6)           [   ]
     Rule 12h-3(b)(1)(i)     [ x ]

Approximate number of holders of record as of the certification or notice date:

Description of Security                                        # of Holders
-----------------------                                        ------------
Pittston Minerals Group Common Stock ($1.00 Par Value)                0
Pittston BAX Group Common Stock ($1.00 Par Value)                     0
Pittston Group Rights to Purchase Series B Participating
  Cumulative Preferred Stock                                          0
Pittston BAX Group Rights to Purchase Series D Participating
  Cumulative Preferred Stock                                          0

     Pursuant to the requirements of the Securities Exchange Act of 1934, The Pittston Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 14, 2000                   By: /s/ Austin F. Reed
                                         -----------------------------------
                                         Name:    Austin F. Reed

                                         Title:   Vice President, General
                                                  Counsel and Secretary

Instructions: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.